UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCM Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 Park Avenue - Suite 1560

(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael J. Del Giudice	(212) 218-4088	mdelgiudice@mcmsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frost, PLLC

(Name – if individual, state last, first, and middle name)

425 Capitol Avenue - 3300	Little Rock	AR	72201
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5348
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael J. Del Giudice_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _MCM Securities LLC_ , as of _21 Day of February_ , 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Hyacinth Rose McFarlane
Notary Public, State of New York
No. 01MC6281893
Qualified in New York County
Commission Expires May 13, 2025.

Signature:

Title:
Senior Managing Director

Notary Public   02/21/2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCM SECURITIES LLC

December 31, 2022

**Financial Statements
And
Supplemental Information**

With

Report of Independent Registered Public Accounting Firm

Table of Contents



FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Member
MCM Securities LLC
Troy, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCM Securities LLC, as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MCM Securities LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MCM Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina | Scottsdale, Arizona
Yuma, Arizona | Denver, Colorado | LaBelle, Florida | Naples, Florida | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of MCM Securities LLC's financial statements. The supplemental information is the responsibility of MCM Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as MCM Securities LLC's auditor since 2012.

Little Rock, Arkansas
February 16, 2023

MCM SECURITIES LLC

Statement of Financial Condition

As of December 31, 2022

<u>Assets</u>

Cash	$	67,680
Deposit on account		2,850
Prepaid expenses		6,796
Total assets	$	77,326

<u>Liabilities and Member's Equity</u>

Liabilities		
Accounts payable	$	4,946
Accrued expenses		17,619
Total liabilities		22,565
Member's equity		54,761
Total liabilities and member's equity	$	77,326

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Operations

For the Year Ended December 31, 2022

Operating expenses		
Salary and benefits	$	45,120
Professional fees		99,472
Office supplies and expenses		873
Regulatory fees and expenses		6,268
IT Communications		2,488
Broker/dealer expense		4,938
Occupancy expense		15,329
Insurance		1,416
Miscellaneous taxes, licenses and permits		1,066
Total operating expenses		176,970
Net loss	$	(176,970)

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2022

Balance - January 1, 2022	$ 151,731
Contributions from member	80,000
Net loss	(176,970)
Balance - December 31, 2022	$ 54,761

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities		
Net loss	$	(176,970)
Adjustments to reconcile net loss to net cash used by operating activities		
Changes in operating assets and liabilities		
Deposit on account		707
Prepaid expenses		(1,162)
Accounts payable and accrued expenses		7,170
Net cash used by operating activities		(170,255)
Cash flows from financing activities		
Contributions from member		80,000
Net cash provided by financing activities		80,000
Net decrease in cash		(90,255)
Cash - beginning of year		157,935
Cash - end of year	$	67,680

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

For the Year Ended December 31, 2022

1. **Nature of Operations**

   MCM Securities LLC (the "Company") was organized in September 1996 as a Delaware Limited Liability Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Millennium Credit Markets, LLC (the "Parent"). The Company shall continue in existence through December 2050, or until terminated by the member.

   The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) based on the exemption provided in Rule 15c3-3(k)(2)(i) and does not maintain any "Special Account for the Exclusive Benefit of Customers."

   The Parent will make capital contributions as needed to enable the Company to meet its obligations and its regulatory capital requirements.

2. **Summary of Significant Accounting Policies**

   a. **Business activities** – The Company's business activities during 2022 consisted of the following: selling private placements of securities, real estate syndicator, providing financial advice to issuers of private placements.

   b. **Income taxes** – The Company is included in the federal income tax returns filed by its sole member, the Parent. The Parent is not a tax paying entity and distributes its pro rata share of income, losses and tax credits to the Company as provided in the operating agreement.

   The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statements.

Notes to Financial Statements

For the Year Ended December 31, 2022

2. **Summary of Significant Accounting Policies (cont.)**

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2022.

The Parent is no longer subject to U.S. federal and state examinations by tax authorities for years before 2019. The Parent's federal and state tax returns are not currently under examination. The Parent recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2022, the Parent did not recognize any interest or penalties. The Parent did not have any interest or penalties accrued at December 31, 2022.

c.   **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

d.   **Revenue recognition** - The Company accounts for revenue under the provisions of ASC Topic 606. The guidance requires the Company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

Management has determined that in years where commission revenue is settled, it will be recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker all or a portion of a specific transaction.

3. **Related Party Transactions**

In accordance with an expense support agreement, as amended April 2015, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs that the Company derived direct or indirect benefit for which the Company would be responsible if another entity had not agreed to pay these expenses.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies, rent and other expenses are recorded as incurred in amounts determined

Notes to Financial Statements

For the Year Ended December 31, 2022

3. **Related Party Transactions (cont.)**

according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent (this amounted to $60,959 during 2022). In the event the Company incurred expenses on behalf of the Parent, those expenses would be reimbursed by the Parent.

Substantially all prior and futures revenues earned by the Company are derived from transactions controlled by a related party. The related party, indirectly through a series of limited liability companies, owns a majority of the Parent.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or $5,000. SEC Rule 15c3-1 also restricts the payments of dividends in certain cases. At December 31, 2022, the Company had net capital, as defined, of $45,115, which was $40,115 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.00 at December 31, 2022.

5. **Concentrations of Credit Risk**

The Company maintains it cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times throughout the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

6. **Subsequent Events**

The Company evaluated all other events and transactions subsequent to its December 31, 2022 statement of financial condition date and determined there were no significant events to report through February 16, 2023, which is the date the Company issued its financial statements.

Computation of Net Capital Requirement Under
Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2022

Aggregate indebtedness	$	22,565
Minimum required net capital	$	5,000
Net capital		
Member's equity	$	54,761
Deductions:		
Prepaid expenses and deposit on account		9,646
Net capital	$	45,115
Minimum required net capital required to be maintained (the greater of 1/15 of aggregate indebtedness or $5,000)		5,000
Net capital in excess of requirement	$	40,115
Ratio: aggregate indebtedness to net capital		.50 to 1.00

There are no material differences between this computation and the
 computation included in the unaudited FOCUS Part II as of December 31, 2022.

* Prepaid expenses and deposit on account are identified on the Company's computation of net capital
 as nonallowable assets on Part II of the unaudited FOCUS report.

See report of independent registered public accounting firm.

FROST, PLLC
Certified Public Accountants

<u>Review Report of Independent Registered Public Accounting Firm</u>

The Member
MCM Securities LLC
Troy, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCM Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MCM Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) MCM Securities LLC stated that it met the identified exemption provision throughout the most recent fiscal year without exception. MCM Securities LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCM Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 16, 2023

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina | Scottsdale, Arizona
Yuma, Arizona | Denver, Colorado | LaBelle, Florida | Naples, Florida | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

Exemption Report

MCM Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

MCM Securities LLC

I, Michael J. Del Giudice, swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.

By:

Title: Senior Managing Director

February 16, 2023